UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC File Number 000-52762
NOTIFICATION OF LATE FILING	CUSIP Number 00400H 108

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Abtech Holdings, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

4110 N. Scottsdale Road, Suite 235

Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85251

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution
Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Abtech Holdings, Inc. (the “registrant”) cannot complete its Form 10-Q within the prescribed time period because the Company experienced delays in completing the proper formatting of the report for filing.  In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company has filed its Form 10-Q no later than five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Lane J. Castleton	(480)	874-4000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Abtech Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2011	By:	/s/ Lane J. Castleton
Name: Lane J. Castleton
Title: Chief Financial Officer, Vice President and Treasurer

ABTECH HOLDINGS, INC.

Attachment
to
Form 12b-25

Explanation Required by Part IV(3)

On February 10, 2011, Abtech Holdings acquired AbTech Industries, Inc. in a merger by which AbTech Industries became a subsidiary of Abtech Holdings.  Prior to the merger, Abtech Holdings was a “shell company” as defined in SEC Rule 12b-2, and conducted no active trade or business.  Consequently, the Form 10-Q to which this Form 12b-25 relates will report the results of AbTech Industries for the three and six-months ended June 30, 2010 and 2011.  Those results will not be comparable to the results of any prior periods heretofore reported in respect of Abtech Holdings.  The statements of operations for Abtech Holdings to be included in the Form 10-Q to which this Form 12b-25 relates will show a net loss for the three-months ended June 30, 2011 of $2,476,971 compared to a net loss of $606,313 for the same period of the prior year.  The primary difference is the result of a $1,620,955 charge to interest expense during the three months ended June 30, 2011 for the discount imputed on debt with a beneficial conversion feature issued by Abtech Holdings during the period.  The accounting for this transaction is described in Note 6 to the Unaudited Condensed Consolidated Financial Statements included in the Form 10-Q to which this Form 12b-25 relates.

    The registrant’s Form 10-Q was filed with the Securities and Exchange Commission on August 15, 2011, but after the time deadline for an August 15th filing date, thus necessitating the filing of this Form 12b-25.